

60 AG

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FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLFORD CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 G STREET NW, STE 800
(No. and Street)

WASHINGTON (City) DC (State) 20001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRET LOGUE 202-627-6946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUER & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

5910 COURTYARD DRIVE, STE 230 (Address) AUSTIN (City) TX (State) 78731 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Colin Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellford Capital Markets, LLC, as of February 24, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JONG B. LEE
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/3/2018
ANNE ARUNDEL COUNTY

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Schedule I - Computation of Net Capital 9

Supplementary Schedules II & III 10

Independent Accountant's Report on Exemption 11

Exemption Report 12

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation 13

SIPC General Assessment Reconciliation Form SIPC-7 14



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Wellford Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Wellford Capital Markets, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Wellford Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellford Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1(Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Wellford Capital Markets, LLC's financial statements. The Supplemental Information is the responsibility of Wellford Capital Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	116,834
Accounts receivable		262,492
Unbilled expense reimbursements		21,656
Prepaid expenses		14,182
Security deposit		34,162
Goodwill		38,347
TOTAL ASSETS	$	487,673

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	40,587
Due to related party		28,302
Rent liability		11,445
TOTAL LIABILITIES		80,334
MEMBER'S EQUITY		407,339
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	487,673

The accompanying notes are an integral part
of these financial statements

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Advisory fees	$ 778,000
Reimbursable expense income	206,967
Total revenue	984,967
OPERATING EXPENSES	
Consulting and commissions	161,466
Payroll	198,916
Reimbursable expenses	206,967
Professional fees	75,065
Taxes and licenses	20,126
Rent	127,040
Business and staff development	5,578
Travel	1,434
Insurance	107,721
Office	10,492
Other operating expenses	439
Total expenses	915,244
NET INCOME	$ 69,723

The accompanying notes are an integral part of these financial statements

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY, JANUARY 1	$	837,616
Net income		69,723
Member distribution		(500,000)
MEMBER'S EQUITY, DECEMBER 31	$	407,339

The accompanying notes are an integral part
of these financial statements

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES		
Net income	$	69,723
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable		(92,514)
Increase in prepaid expenses		(11,808)
Increase in unbilled expense reimbursements		(1,578)
Increase in accounts payable		9,899
Decrease in due to related party		(11,506)
Increase in rent liability		11,445
Net cash used in operating activities		(26,339)
INVESTING ACTIVITY		
Security deposit		(34,162)
Cash used in investing activity		(34,162)
FINANCING ACTIVITY		
Member distribution		(500,000)
Cash used in financing activity		(500,000)
NET DECREASE IN CASH		(560,501)
CASH AT BEGINNING OF PERIOD		677,335
CASH AT END OF PERIOD	$	116,834

The accompanying notes are an integral part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Wellford Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a Delaware limited liability company ("LLC"), received its approval for membership on December 22, 2010.

The Company conducts business in the private placement of securities, merger and acquisition advisory services, and best efforts underwriting.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At December 31, 2015, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Goodwill
Goodwill is tested annually for impairment. At December 31, 2015, no impairment has been determined.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012.

Revenue Recognition
Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Reimbursable expense income is recognized at the time the expenses are incurred.

Concentrations
During the year ended December 31, 2015, 70% of total revenues were earned from two customers.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $36,500, which was $31,144 in excess of its required net capital of $5,356. The Company's percentage of aggregate indebtedness to net capital was 220.09%.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"), wherein the Company reimburses the Affiliate for expenses paid on its behalf. These expenses include, but are not limited to, employee salaries, rent, office and administrative supplies and travel. Such expenses are categorized accordingly and reflected on the accompanying Statement of Operations. The Company recorded $417,875 in expenses during the year ended December 31, 2015. The amount outstanding to the Affiliate under the agreement as of December 31, 2015 was $28,302 and is reflected in the accompanying Statement of Financial Condition.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases expiring in January 2016 and October 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $127,040 for the year ended December 31, 2015.

Future minimum lease commitments under non-cancelable operating leases at December 31, 2015 are as follows:

2016	$	150,065
2017		149,460
2018		114,470
Total minimum lease payments	$	413,995

In January 2016, the Company extended an office lease through July 2016, which is reflected in the schedule above. The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no other significant commitments and contingencies exist as of December 31, 2015.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2016, the date that its financial statements were issued, and determined that other than the office lease extension (see Note 4), there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 407,339
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(262,492)
Unbilled expense reimbursements	(21,656)
Prepaid expenses	(14,182)
Security deposit	(34,162)
Goodwill	(38,347)
NET CAPITAL	36,500
AGGREGATE INDEBTEDNESS	
Accounts payable	40,587
Due to related party	28,302
Rent liability	11,445
Total aggregate indebtedness	80,334
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,356
Excess net capital	31,144
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 28,467
Percentage of aggregate indebtedness to net capital	220.09%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as reported by Wellford Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

The accompanying notes are an integral part of these financial statements

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.


BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Wellford Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Wellford Capital Markets, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

WELLFORD CAPITAL MARKETS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Wellford Capital Markets, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Wellford Capital Markets, LLC



Colin Harrington

CEO



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of
Wellford Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Wellford Capital Markets, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellford Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. Wellford Capital Markets, LLC's management is responsible for Wellford Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $50,000 between revenue reported on Item No. 2a and the amount reported in audited Form X-17A-5;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting an underpayment of $125 of the general assessment due to SIPC as of December 31, 2015;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68488 FINRA DEC

Wellford Capital Markets, LLC

1001 G Street NW, Ste 800

Washington, DC 20001-4545

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Walter Costenbader (860) 997-4160

2. A. General Assessment (item 2e from page 2) $ 1820

B. Less payment made with SIPC-6 filed (exclude interest) (575)
7/27/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1245

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1245

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wellford Capital Markets, LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 22 day of January, 20 16.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 934967
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses	206967
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	206967
2d. SIPC Net Operating Revenues	$ 728000
2e. General Assessment @ .0025	$ 1820

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